



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

No Act
PE 1/7/13

DIVISION OF
CORPORATION FINANCE

February 5, 2013

Bradley M. Gayton
Ford Motor Company
bgayton@ford.com

Act: 1934
Section:
Rule: 14a-8
Public Availability: 2/5/13

Re: Ford Motor Company
Incoming letter dated January 7, 2013

Dear Mr. Gayton:

This is in response to your letter dated January 7, 2013 concerning the shareholder proposal submitted to Ford by Theophil L. Bratta. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Theophil L. Bratta
FISMA & OMB Memorandum M-07-16

February 5, 2013

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Ford Motor Company
Incoming letter dated January 7, 2013

The proposal requests that Ford revise its "practice/policy for the distribution of the funds designated and assigned to pay for stock options, bonuses, and profit sharing."

There appears to be some basis for your view that Ford may exclude the proposal under rule 14a-8(i)(7), as relating to Ford's ordinary business operations. In this regard, we note that the proposal relates to compensation that may be paid to employees generally and is not limited to compensation that may be paid to senior executive officers and directors. Proposals that concern general employee compensation matters are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if Ford omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

David Lin
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



Office of the Secretary
Bradley M. Gayton
Secretary
313/323-2513
313/248-8713 (Fax)
bgayton@ford.com

Ford Motor Company
One American Road
Room 1134 WHQ
Dearborn, Michigan 48126

January 7, 2013

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal Submitted by Mr. Theophil L. Bratta

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), Ford Motor Company ("Ford" or the "Company") respectfully requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend any enforcement action to the Commission if the shareholder proposal described below is omitted from Ford's proxy statement and form of proxy for the Company's 2013 Annual Meeting of Shareholders (the "Proxy Materials"). The Company's Annual Meeting of Shareholders is scheduled for May 9, 2013.

Mr. Theophil L. Bratta (the "Proponent") has submitted for inclusion in the 2013 Proxy Materials a proposal related to the Company adopting a policy whereby it would allocate money to stockholders prior to the payment of stock options, bonuses, and profit sharing to employees (the "Proposal"; see Exhibit 1). The Company proposes to omit the Proposal from its 2013 Proxy Materials for the following reason:

- The Proposal is excludable under Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations.

The Proposal Deals with Matters Relating to the Company's Ordinary Business Operations

Rule 14a-8(i)(7) permits a company to omit a proposal if it deals with a matter relating to the company's ordinary business operations. In Exchange Act Release No. 34-40018 (May 21, 1998), the Commission stated:

> The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability

to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight.

***

However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.

The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose time-frames or methods for implementing complex policies.

The Proposal requests that the Company adopt a policy for the distribution of the funds designated and assigned to pay for stock options, bonuses, and profit sharing to the Company's employees and suggests that a portion of those funds be reallocated to shareholders before they are redistributed to the employees. The Proposal relates to a policy that would impact all employees, not just Company executives. Because the Proposal relates to general employee compensation matters, the Proposal deals with ordinary business operations and may be properly excluded from the Proxy Materials.

In outlining its approach to Rule 14a-8(i)(7) regarding proposals concerning equity or cash compensation, the Staff has drawn a clear distinction between proposals that relate to (i) general employee compensation matters and (ii) only senior executive and director compensation. *See Staff Legal Bulletin No. 14A* (July 12, 2002). Based on this distinction, proposals that relate to senior executive officers' and directors' compensation, without more, are not excludable under Rule 14a-8(i)(7), while shareholder proposals addressing the compensation of other employees of a company may be properly excluded. In *Johnson Controls, Inc.* (October 16, 2012), the Staff concurred in the exclusion under Rule 14a-8(i)(7) of a proposal that sought to request the managing officers of the company to repay a portion of their compensation into a bonus pool that would be redistributed to other employees of the company. In *Delta Air Lines, Inc.* (March 27, 2012), the Staff concurred in the exclusion under Rule 14a-8(i)(7) of a proposal that requested the board of directors to initiate a program that prohibited cash or equity payments for management or executive officers unless there was an appropriate process to fund the retirement accounts of Delta pilots. In *Ford Motor Company* (January 9, 2008), the Staff found a shareholder proposal as relating to general compensation matters within the Company's ordinary business operations because it involved having the Company discontinue awarding stock options to its employees. See also *Plexus Corp.* (September 4, 2007) (exclusion allowed where proposal requested the company to discontinue the use of stock options for all employees) and *Plexus*

Corp. (November 4, 2004) (exclusion allowed where proposal requested the Board to use performance-based cash incentives rather than stock options for all employees).

The Proposal impacts the compensation of all of the Company's employees, not just its senior executives. The Proposal asks for the Company to "revise the Ford Motor Company practice / policy for the distribution of the funds designated and assigned to pay for stock options, bonuses, and profit sharing." All of Ford Motor Company's hourly and salary employees are eligible for bonuses and profit sharing. Also, executive and certain non-executive employees are eligible to receive stock options awards. The Proposal requests payment priority of the funds such that "the owners are to be paid first followed by fund distribution designated for the stock options, bonuses, and profit sharing." Consequently, the Proposal would require that funds designated to compensate all of the Company's eligible hourly and salary employees with bonuses, profit sharing, and stock options be first paid to shareholders. The Proposal seeks to regulate a portion of compensation that may be paid to all of the Company's employees, not just its executive employees, and give it to shareholders instead. Ordinary business matters, such as how to allocate Company funds among stockholders and employee compensation, including stock options, bonus, and profit sharing, involve complex decisions based on a variety of business, market, and economic factors and should not be decided by shareholders. The Proposal impermissibly seeks to micro-manage the ordinary business of the Company in contravention of Rule 14a-8(i)(7).

Furthermore, it cannot be convincingly argued that the Proposal relates to a significant policy issue that transcends day-to-day business matters, raising policy issues so significant as to be appropriate for a shareholder vote. General compensation planning and fund allocation to compensate the Company's employees does not involve the "presence of widespread public debate" (*see Exchange Act Release No. 34-40018* (May 21, 1998).

Consequently, Ford respectfully requests that the Staff concur in the omission of the Proposal from its 2013 Proxy Materials pursuant to Rule 14a-8(i)(7).

Conclusion

For the foregoing reasons, it is respectfully submitted that the Proposal may be excluded from Ford's 2013 Proxy Materials. Your confirmation that the Staff will not recommend enforcement action if the Proposal is omitted from the 2013 Proxy Materials is respectfully requested.

In accordance with Rule 14a-8(j), the Proponent is being informed of the Company's intention to omit the Proposal from its 2013 Proxy Materials by sending him a copy of this letter and its exhibits.

If you have any questions, require further information, or wish to discuss this matter, please call Jerome Zaremba (313-337-3913) of my office or me (313-323-2513).

Very truly yours,



Bradley M. Gayton

Enclosure
Exhibits
cc: Mr. Theophil L. Bratta

January 10, 2012

TO: Ford Motor Co
Jerome F. Zaremba
Counsel
Fax 313 248-1988

From: Theophil L Bratta
Stock Holder
e-mail ***FISMA & OMB Memorandum M-07-16***

Subject: Revise shareholder proposal from 2012 to 2013 Annual Meeting.

Reference; My Dated proposal of December 26, 2011 & your reply dated January 6, 2012.

The reply received from your office indicated that timing for shareholder proposals for the 2012 Annual meeting dead line was December 2, 2011. As my dated December 26, 2011 failed to meet that requirement, please change the inclusion of the referenced shareholders proposal from the targeted 2012 meeting to the 2013 Annual Meeting.

Thank You for your support.



Theophil Bratta



Office of the General Counsel
Phone: 313/3373913
Fax: 313/248-1988
E-Mail: jzaremb1@ford.com

Ford Motor Company
One American Road
Room 1037-A3 WHQ
Dearborn, Michigan 48126

January 6, 2012

Theophil L. Bratta

FISMA & OMB Memorandum M-07-16

Subject: Shareholder Proposal for 2012 Annual Meeting

Dear Mr. Bratta:

Ford Motor Company ("Ford" or the "Company") hereby acknowledges the shareholder proposal dated December 26, 2011, which was received by the Secretary's Office on January 6, 2012. The cover letter requests that the proposal relating to the Company adopting a policy whereby it would allocate money to stockholders prior to the payment of stock options, bonuses and profit sharing to employees (the "Proposal") be included in the Company's proxy materials for the 2012 Annual Meeting of Shareholders.

Requirements regarding stockholder proposals are set forth in Rule 14a-8 of the rules of the United States Securities and Exchange Commission (the "SEC"). (A copy of Rule 14a-8 is enclosed.) Rule 14a-8(e) provides that shareholders must submit proposals prior to a deadline. As disclosed in our 2011 Proxy Statement, the deadline for receipt of shareholder proposals for the Company's 2012 Annual Meeting of Shareholders was December 2, 2011. Because your Proposal was submitted after December 2, 2011, we request that you withdraw the Proposal. If you do not withdraw the Proposal we will file a No-Action Request with the SEC to allow us to omit the Proposal from our 2012 Proxy Materials.

If you desire, you may resubmit your Proposal for the 2013 Annual Meeting. The deadline for proposal submissions for the 2013 Annual Meeting will be included in the 2012 Proxy Statement, which you will receive in April. We request that you inform us of your decision whether to withdraw the Proposal for consideration at the 2012 Annual Meeting at your earliest convenience.

If you would like to discuss the SEC rules regarding stockholder proposals or anything else relating to the Proposal, please contact me at (313) 337-3913. Thank you for your interest in the Company.

Very truly yours,



Jerome F. Zaremba
Counsel

Enclosure

cc: Peter J. Sherry, Jr.

Zaremba, Jerome (J.F.)

From: Zaremba, Jerome (J.F.)
Sent: Friday, November 09, 2012 10:44 AM
To: ***FISMA & OMB Memorandum M-07-16***
Cc: Gayton, Bradley (B.M.)
Subject: 2013 Shareholder Proposal

Dear Mr. Bratta:

Please see attached letter and confirm your intentions. Thank you.



Document.pdf

Jerome F. Zaremba
Counsel - Corporate
Ford Motor Company
One American Road, Room 1037
Dearborn, Michigan 48126
313-337-3913
Fax: 313-337-9591
jzaremb1@ford.com



Office of the General Counsel
Phone: 313/3373913
Fax: 313/248-1988
E-Mail: jzaremb1@ford.com

Ford Motor Company
One American Road
Room 1037-A3 WHQ
Dearborn, Michigan 48126

November 9, 2012

Theophil L. Bratta

FISMA & OMB Memorandum M-07-16

Subject: Shareholder Proposal for 2013 Annual Meeting

Dear Mr. Bratta:

You will recall that you submitted a shareholder proposal (the "Proposal") for the 2012 Annual Meeting of Shareholders of Ford Motor Company ("Ford" or the "Company") on December 26, 2011, which was after the deadline to receive proposals. You withdrew your proposal for the 2012 Annual Meeting and ask that it be considered for the 2013 Annual Meeting of Shareholders (see copy of correspondence attached). Please confirm that it is your present intention that the Proposal be submitted for consideration for inclusion in Ford's 2013 Annual Meeting proxy materials.

Thank you for your continued interest in Ford.

Very truly yours,

Jerome F. Zaremba
Counsel

Enclosure

cc: Bradley M. Gayton

December 26, 2011

To: Ford Investor Relations
World Headquarters
One American Road
Suite 1026
Dearborn, Michigan 48126-2798

From: Theophil L Bratta

FISMA & OMB Memorandum M-07-16

E-mail ***FISMA & OMB Memorandum M-07-16***

Reference: A Stock Holder with 40K plus Ford shares

Subject: Proposed revision for distribution and funding practices.

It is my desire to present at the annual stockholders' meeting a proposal, if adopted, would revise the Ford Motor Company practice / policy for the distribution of the funds designated and assigned to pay for stock options, bonuses, and profit sharing.

The proposal suggests that allocation of the payout of these moneys is to be prioritized and a portion payment is to be designated specifically for the owners of the company, the stockholders. The priority must mandate that the owners are to be paid first followed by fund distribution designated for the stock options, bonuses, and profit sharing.



Theophil L Bratta